Exhibit 99.1

Press Release	Media Contact Martin Kunze T +49 6172 608-2115 martin.kunze@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

August 24, 2022

Fresenius Medical Care closes three-way merger and creates premier value-based kidney care provider in the U.S.

Fresenius Medical Care, the world's leading provider of products and services for individuals with kidney diseases, has closed the three-way merger including Fresenius Health Partners, the value-based care division of Fresenius Medical Care North America. The transaction, first announced in March 2022, has satisfied customary closing conditions and received regulatory clearance in the U.S.

The new company, which will operate under the InterWell Health brand, brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and strong network of 1,700 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms to create an innovative, stand-alone entity poised to transform kidney care.

With the completion of the merger, the new company expects to engage and manage the care of more than 270,000 Americans living with kidney disease with more than $11 billion in costs under management by 2025, an increase from 100,000 covered lives and $6 billion currently under management. The strategic expansion along the Renal Care Continuum significantly expands InterWell Health’s total addressable market in the U.S. from approximately $50 billion to $170 billion.

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Helen Giza, Deputy CEO of Fresenius Medical Care, said: “I am enthusiastic to see this merger being completed which will support our sustainable profitable growth. InterWell Health will be the premier value-based kidney care provider in the U.S., combining and leveraging innovative new tools, vast experience, and a deep nephrologist network. By further expanding into the strategically important chronic kidney disease stage-3-to-5-market, we will be able to support even more patients throughout the Renal Care Continuum, including earlier interventions to prevent disease prior to kidney failure. This is good for patients, the payers, and our shareholders.”

Bill Valle, CEO of Fresenius Medical Care North America and of the future Care Delivery segment for Fresenius Medical Care, said: “We are excited to see the transformative impact we will have on patient outcomes and kidney care delivery in the U.S. as we bring together three leading value-based kidney care entities. InterWell Health is well positioned to improve patient outcomes with fewer hospital admissions, slow disease progression, increase transplant referrals and rates, and continue our transition to home dialysis. We expect results to be a higher quality of life for patients, improved health equity, and lower total costs for the healthcare industry.”

Any potential book gains arising with closing of the transaction are not expected to be material on Fresenius Medical Care’s earnings and will be treated as a special item.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,163 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 346,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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